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                              REGISTRY MAGIC, INC.
                         6251 Park of Commerce Boulevard
                            Boca Raton, Florida 33487

                                                        Telephone (561) 367-0408
                                                       Telecopier (561) 367-0608

                                                              September 27, 2000

VIA EDGAR

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention:        Richard K. Wulff, Chief, Office of Small Business Review
                  John Reynolds

Re:               Registry Magic, Inc. (the "Company")
                  Registration Statement on Form S-4
                  File No. 333-37086

Ladies and Gentlemen:

         Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Registry Magic, Inc., a Florida corporation (the "Company"), hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Company's Registration Statement (No. 333-37086) (the "Registration Statement"). The Company has ended its plans to register the shares of common stock in connection with a merger with Synergex International Corporation as contemplated by the Registration Statement.

         The Company filed its Registration Statement in May 2000. Since that time, there have been a number of events, which include the termination of the potential merger with Synergex International Corporation. Accordingly, the Company believes it is in its best interest to withdraw the Registration Statement at this time. Therefore, on behalf of the Board of Directors of the Company, the Company respectfully requests that the Commission consent to the withdrawal of its Registration Statement.

                                                      Sincerely,

                                                      /s/ Lawrence Cohen
                                                      -------------------------
                                                      Lawrence Cohen
                                                      Chief Executive Officer

cc:      Joel D. Mayersohn, Esq.